

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Room 4561

July 6, 2018

<u>Via E-mail</u>
Alfred V. Tobia Jr.
Sidus Investment Partners, L.P.
767 Third Avenue, 15th Floor
New York, New York 10017

> **Re: Acacia Research Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 5, 2018 by Sidus Investment Partners, L.P. and BLR Partners LP**
> **Additional Soliciting Material Filed Pursuant to Rule 14a-12**
> **Filed March 20, 2018 and March 21, 2018**
> **File No. 001-37721**

Dear Mr. Tobia:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Folake Ayoola
>
> Folake Ayoola
> Special Counsel, Office of
> Technologies and Services

cc: Ryan Nebel
       Olshan Frome Wolosky LLP